May 19, 2006

Mr. Barry Raeburn
Agent for service for
Harbin Electric, Inc.
2 Penn Center, Suite 200
Philadelphia, Pennsylvania 19102

> **Re:** **Harbin Electric, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed April 27, 2006**
> **File No. 333-131032**

Dear Mr. Raeburn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Fee Table

1.   We note your inclusion of "up to 240,000 shares issuable in connection with performance guarantees." Please delete the shares from this registration statement since it is uncertain whether they ever will be transferred and are not currently owned by the selling shareholders. In the event that Mr. Yang actually transfers the shares, you may register them for resale at that time on behalf of the owners of the shares.

Selling Security Holders, page 11

2.   We note your response to prior comment 16 from our letter dated February 24, 2006 and reissue it in part. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer, and please make any revisions to the prospectus called for by that comment.

3.   We note your response to prior comment 17 and reissue it. Please identify the natural persons who beneficially own the shares held by <u>each</u> of the entities named in the Selling Stockholders table, including Lighthouse Consulting Limited and Geri Investments N.V.

<u>Directors, Executive Officers, Promoters and Control Persons, page 15</u>

4.   Expand to discuss the transactions that took place and resulted in the equity ownership interests of Mr. Yang and other officers and directors. Please provide sufficient detail, including the consideration paid and the number of shares issued. This disclosure should include, but not be limited to, the HTFI-HTFE transaction described in note 16 to the financial statements.

5.   We note the employment agreement entered into with Barry Raeburn described on page II-2. Expand to discuss the material terms of the agreement here. State what the fair market value of the common stock was as the time of the option grant. Expand the compensation table to include Mr. Raeburn, or explain supplementally why you believe no revision is necessary.

<u>Management Discussion and Analysis, page 28</u>

<u>Significant Accounting Policies, page 28</u>

6.   Please refer to prior comment 30. Please expand your discussion to explain for each accounting policy why you believe that accounting policy is critical. With regard to critical accounting estimates, we would expect you to describe the estimate, the methodology that you use to obtain it, any significant assumptions used by management to derive the estimate, and the nature and possible impact of reasonably likely changes in those assumptions. Explain the significance of the estimate to your financial statements and discuss any changes in the estimate made during the periods presented, as well as the reasons for the changes and the impact of the changes on your financial statements and overall financial performance.

<u>Financial Statements, page F-1</u>

7.   Please refer to prior comment 35. The financial statement should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. Please revise to comply.

Report of Independent Registered Public Accounting Firm, page F-2

8.   Please refer to prior comment 36. Please have your independent auditors respond to us in writing regarding the comment below. Additionally, have your auditors tell us their consideration of AU Section 543 *Part of Audit Performed by Other Independent Auditors* with regards to the work performed by Topson Accounting Corporation.

We note that your corporate headquarters is located in Harbin, China, you are incorporated in the state of Nevada and your accountants are located in California. Please have your auditors explain how they were able to conduct the audit. Specifically, have them tell us where the audit fieldwork was performed (including who performed the fieldwork), and whether any fieldwork in China was performed by employees of their US based office. If the accounting records and supporting documents are in other than English, have them explain how they were able to read those documents.

Consolidated Statements of Operations, page F-4

9.   We note on page F-6 that in the year-ended December 31, 2004, you had an unrealized loss on investments of $102,245. Please tell us why this amount is not part of your other comprehensive gain/loss presentation.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, page F-5

10.   Please refer to prior comment 40. Revise to clarify that the line item represents only "advances to related party," not "repayments from related party."

Note 1. Organization and Description of Business, page F-7

Joint Venture with Baldor Electric Company, page F-7

11.   Please refer to prior comments 43 and 47. We have the following additional comments:
        · Please provide an overview of the terms of the January 2005 transactions between Harbin and Baldor Electric Company and describe your accounting for your interest in Baldor beginning with the acquisition date and for each period through the actual date of disposal.
        · By reference to specific authoritative US GAAP literature, please support Harbin management's assertion that it is appropriate to deconsolidate the joint venture and reverse the transaction.

- Please explain the related party relationship with Baldor Electric before and after the transaction. Explain why you believe these are entities under common control.

    We may have additional comments after reviewing your response.

Note 2. Summary of Significant Accounting Policies, page F-8

Accounts Receivable, F-8

12.   We note your disclosure on page 28 that you have an accounts receivable allowance of $29,249. Please revise this note to reconcile this amount with your statement "no allowance is deemed necessary" and the "accounts receivable, <u>net</u>" presentation on your balance sheet.

Inventory, page F-8

13.   Please revise the filing to disclose the method by which amounts are removed from inventory. Also, reconcile your disclosure that "inventory is mainly raw material" with Note 3, which shows 79 percent of your inventory is finished goods.

Revenue Recognition, page F-9

14.   Please refer to prior comment 50. We note in your response that "if the products are faulty due to the company, then the company will exchange these products for <u>free</u>." Per SFAS 48, "If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all the conditions in paragraphs 6-8 of SFAS 48 are met. Sales revenue and cost of sales that are not recognized at the time of sale because the conditions are not met should be recognized either when the return privilege has substantially expired or when those conditions are subsequently met, whichever occurs first. Please tell us in greater detail how you comply with SFAS 48 and SAB 104. Your disclosure should clarify the nature of and accounting for your returns.

15.   Please refer to prior comment 51. We note that you have obligations related to on-site installation and transactions where you provide installation and technical services on site for a fee. Tell us the nature of the installation and technical services performed and quantify the amount provided as a percentage of the product sold. If material, revise the filing to disclose your revenue recognition policy.

Note 5. Major Customers and Vendors, page F-13

16.   We note that you make advances to certain vendors for purchase of materials. Tell us more about these arrangements and any purchase obligations associated. Revise your disclosure to clarify.

Note 8. Stockholders' Equity, page F-14

17.   Please refer to prior comment 44. We note that the warrant have registration rights, but do not include any liquidating damages or penalties. However, we see in Section 2(b) of the registration rights agreement that you are required to "maintain the effectiveness of the Registration Statement" for a proscribed period. Please tell us what recourse the warrant holders have in the event you are unable to maintain the effectiveness of the registration statement during the proscribed period.

Note 9. Stock Options, page F-15

18.   We note the 250,000 options granted on September 26, 2005. If these equity instruments were issued to acquire goods or services provide a separate disclosure pursuant to paragraph 46 of SFAS 123. With regard to all equity instruments issued to non-employees, tell us how you complied with EITF 96-18.

Note 13. Earnings per Share, page F-19

19.   Please refer to prior comment 46. We note that your shareholders approved a share split and a stock dividend payment. Such changes in the capital structure must be given retroactive effect throughout the document. Please revise or advise.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

20.   We note your response to prior comment 59 and reissue it in part. Please disclose all of the information required by Item 701 of Regulation S-B regarding the identified transactions, including the information required by Item 701(d).

21.   Please revise your disclosure to identify the related party who purchased shares from you on July 12, 2004.

Item 28. Undertakings, page II-3

22.   Please provide all of the undertakings required by Items 512(a), (e) and (g) of
        Regulation S-B.

Form 10-QSB for the quarterly period ended March 31, 2006

23.   Please amend your Form 10-KSB and Form 10-QSB as applicable to comply with
        the above comments.

Consolidated Statements of Cash Flows, page 3

24.   We note that the proceeds from the sale of marketable securities are presented as
        cash flows from financing activities. Paragraph 18 of SFAS 115 requires the
        proceeds from the disposition of available for sale securities to be classified as
        cash flows from investing activities. Please revise the filing to comply or tell us
        why your current classification is appropriate.

Basis of Presentation, page 5

Investment in marketable securities, page 6

25.   Revise to provide all relevant disclosures required by FAS 115 paragraphs 19
        through 21. In this regard, we note the line item "reclassification adjustment" of
        $587,171, to your other comprehensive income. Revise to clarify that the amount
        relates to the release of the unrealized gain on marketable securities, if true.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Robert Smith, Esq. – Reed Smith LLP